Fact Sheet for Term Sheet No. 1855BF Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: October 15, 2013
12-Month Autocallable Securities Linked to the Common Stock of Ford Motor Company due November 5, 2014
Automatic Call if at or above initial price on a Call Date, periodic coupon; full downside exposure below the Threshold Price

General

The 12-Month Autocallable Securities (the "**securities**") are linked to the common stock of Ford Motor Company (the "**Underlying**") and will pay a Coupon on a quarterly basis at a rate of 10.00% per annum, as described below. The securities will be automatically called if the Closing Price of the Underlying on any Call Date (other than the last Call Date) or the Final Price (calculated in reference to the Averaging Dates) is equal to or greater than the Initial Price. The securities will cease to be outstanding and no additional Coupon will accrue or be payable following the Call Settlement Date. If the securities are automatically called, you will receive on the applicable Call Settlement Date your initial investment plus the accrued and unpaid coupon otherwise due on such date. However, investors should be willing to lose a significant portion or all of their initial investment if the securities are not automatically called and the Final Price is less than the Threshold Price, which is equal to 80.00% of the Initial Price. Any payment on the securities, including the Coupon payments and payment upon an Automatic Call or at maturity, is subject to the credit of the Issuer.

Note Characteristics

- Automatic Call if the Closing Price of the Underlying on any Call Date (other than the last Call Date) or the Final Price is equal to or greater than its Initial Price.
- Fixed coupon paid on a quarterly basis until maturity or an Automatic Call.
- Full downside exposure if the Final Price is less than the Threshold Price.

Risk Considerations

- Appreciation potential limited to the Face Amount plus Coupons regardless of appreciation in the Underlying.
- Potential early exit as a result of the Automatic Call feature.
- You will lose some or all of your investment in the securities if the securities are not automatically called and the Final Price is less than the Threshold Price.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Automatic Call

First Call Date: Is Closing Price ≥ Initial Price?
Yes, Security Called
Face Amount plus accrued and unpaid Coupon on the Call Settlement Date
No
Second Call Date: Is Closing Price ≥ Initial Price?
Yes, Security Called
Face Amount plus accrued and unpaid Coupon on the Call Settlement Date
No
Third Call Date: Is Closing Price ≥ Initial Price?
Yes, Security Called
Face Amount plus accrued and unpaid Coupon on the Call Settlement Date
No
Last Call Date: Is Final Price ≥ Initial Price?
Yes
Face Amount plus accrued and unpaid Coupon on the maturity date
No
See Calculating the Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP:	25152RFB4
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months
Underlying:	Common stock of Ford Motor Company (Ticker: F)
Face Amount:	$1,000 per security
Coupon:	10.00% per annum
Coupon Payment Dates:	Unless previously automatically called, Coupon payments will be made on the securities in arrears on February 4, 2014, May 5, 2014, August 5, 2014 and November 5, 2014. The last Coupon Payment Date will be the Maturity Date. If the securities are automatically called prior to the last Call Date, the applicable coupon will be paid on the corresponding Call Settlement Date.
Call Dates:	January 30, 2014, May 1, 2014, July 31, 2014 and October 31, 2014 (last Averaging Date).
Call Settlement Dates:	February 4, 2014, May 5, 2014, August 5, 2014 and November 5, 2014 (Maturity Date)
Automatic Call:	The securities will be automatically called if the Closing Price of the Underlying on any Call Date (other than the last Call Date) or the Final Price (calculated in reference to the Averaging Dates as set forth below) is equal to or greater than the Initial Price. If the securities are automatically called, you will be entitled to receive on the Call Settlement Date a Redemption Amount of $1,000 in cash per $1,000 Face Amount of securities plus the accrued and unpaid coupon otherwise due on such date. No Coupon will accrue or be payable following the Call Settlement Date.
Payment at Maturity:	• If the securities are not called and a Knock-In Event has not occurred: $1,000 • If the securities are not called and a Knock-In Event has occurred: $1,000 + ($1,000 x Underlying Return)
Underlying Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Threshold Price:	80.00% of the Initial Price
Knock-In Event:	A Knock-In Event occurs if the Final Price of the Underlying is less than the Threshold Price.
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Closing Price:	The official closing price of the Underlying on the relevant date of calculation *multiplied* by the then-current Stock Adjustment Factor applicable to such Underlying
Stock Adjustment Factor:	Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See "Description of Securities — Anti-dilution Adjustments for Reference Stock" in the product supplement accompanying term sheet No. 1855BF.
Trade Date:	October 18, 2013
Settlement Date:	October 23, 2013
Averaging Dates:	October 27, 2014, October 28, 2014, October 29, 2014, October 30, 2014 and October 31, 2014
Maturity Date:	November 5, 2014
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1855BF.

The Issuer's estimated value of the securities on the Trade Date is approximately $964.60 to $984.60 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Securities" in the accompanying term sheet No. 1855BF for additional information.

For more information regarding this offering, please refer to the term sheet No. 1855BF on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010313006018/dp41306_fwp-ts1855bf.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
If the securities are not automatically called, for every $1,000 Face Amount of securities, investors will receive at maturity an amount based on whether a Knock-In Event has occurred, and, if a Knock-In Event has occurred, the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call
The following table illustrates the hypothetical payments per $1,000 Face Amount of securities upon an Automatic Call on each Call Date.

Call Date	Call Settlement Date	Redemption Amount ($)	Redemption Amount plus total Coupon payments over the term of the Securities ($)
January 30, 2014	February 4, 2014	$1,000	$1,025.00
May 1, 2014	May 5, 2014	$1,000	$1,050.00
July 31, 2014	August 5, 2014	$1,000	$1,075.00
October 31, 2014 (last Averaging Date)	November 5, 2014 (Maturity Date)	$1,000	$1,100.00

Hypothetical Payment at Maturity if the Securities are Not Called
The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a coupon of 10.00% per annum, a Threshold Price of 80.00% of the Initial Price and that the securities are not automatically called.

Underlying Return	Payment at Maturity ($)	Payment at Maturity plus total Coupon payments ($)	Return on the Securities at Maturity (excluding Coupon payments) (%)	Return on the Securities at Maturity (including total Coupon payments) (%)
100.00%	N/A	N/A	N/A	N/A
80.00%	N/A	N/A	N/A	N/A
40.00%	N/A	N/A	N/A	N/A
20.00%	N/A	N/A	N/A	N/A
10.00%	N/A	N/A	N/A	N/A
0.00%	N/A	N/A	N/A	N/A
-10.00%	$1,000.00	$1,100.00	0.00%	10.00%
-15.00%	$1,000.00	$1,100.00	0.00%	10.00%
-20.00%	$1,000.00	$1,100.00	0.00%	10.00%
-25.00%	$750.00	$850.00	-25.00%	-15.00%
-30.00%	$700.00	$800.00	-30.00%	-20.00%
-60.00%	$400.00	$500.00	-60.00%	-50.00%
-80.00%	$200.00	$300.00	-80.00%	-70.00%
-100.00%	$0.00	$100.00	-100.00%	-90.00%

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically called, you will receive your initial investment at maturity so long as the Final Price is greater than or equal to the Threshold Price. However, if the Final Price is less than the Threshold Price, a Knock-In Event will have occurred and you will lose 1.00% of the Face Amount for every 1.00% by which the Final Price is below the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your investment at maturity. Because the securities are our unsubordinated, unsecured obligations, payment of any amount at maturity or upon an Automatic Call is subject to our ability to pay our obligations as they become due.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS COUPON PAYMENTS AND YOU SHOULD NOT EXPECT TO PARTICIPATE IN ANY APPRECIATION OF THE UNDERLYING  — The securities will not pay more than the Face Amount, plus the accrued and unpaid Coupon, at maturity or upon an Automatic Call. You will not participate in the appreciation of the Underlying even if the Final Price is greater than or equal to the Initial Price. The maximum Redemption Amount upon Automatic Call or Payment at Maturity will be $1,000 per $1,000 Face Amount of securities (excluding Coupon payments), regardless of any appreciation of the Underlying, which may be significant.

REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations, you might not receive any amounts owed to you under the terms of the securities and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE PRODUCT SUPPLEMENT ACCOMPANYING TERM SHEET NO. 1855BF — The calculation agent will make adjustments to the Stock Adjustment Factor, which will initially be set at 1.0, for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions that could affect the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the securities that are in addition to, or that differ from, those described in the product supplement accompanying term sheet No. 1855BF to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the product supplement accompanying term sheet No. 1855BF may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the product supplement accompanying term sheet No. 1855BF in order to understand the adjustments that may be made to the securities.

SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in the accompanying term sheet and the issuer’s SEC filings referred to in that section.

WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING — The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the securities pursuant to this fact sheet. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Redemption Amount upon an Automatic Call or Payment at Maturity. The issuer of the Underlying has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities. None of the money you pay for the securities will go to the issuer of the Underlying.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your securities.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities may bear little relation to the historical prices of the Underlying, and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of your securities, the Issuer's estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer's estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the securities, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the securities. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the securities. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the securities and the Underlying to which the securities are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which Deutsche Bank AG or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent can postpone the determination of the Closing Price or the Final Price if a market disruption event occurs on a Call Date or an Averaging Date. In addition, the calculation agent retains a degree of discretion about certain adjustments to the Stock Adjustment Factor upon the occurrence of certain corporate events. The determination of a market disruption event by the calculation agent could adversely affect the amount you receive at maturity.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCERTAIN — We intend to treat a security for U.S. federal income tax purposes as a put option (the “Put Option”) written by you to us with respect to the Underlying, secured by a cash deposit equal to the Issue Price of the security (the “Deposit”), which will bear an annual yield based on our cost of borrowing. However, the tax treatment of the securities is uncertain. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the securities would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 1855BF for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No.1855BF, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1855BF and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.